Medley LLC

280 Park Avenue, 6th Floor East

New York, New York 10017

August 2, 2016

VIA EDGAR

Eric Envall

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-1 (File No. 333-212514) of Medley LLC

Dear Mr. Envall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Medley LLC (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the above-referenced Registration Statement on Form S-1 be declared effective at 4:30 p.m. Eastern Standard Time on Wednesday, August 3, 2016, or as soon thereafter as practicable.

In connection with this request, the Registrant acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 2, 2016

Please call the undersigned at (415) 568-2760 or R. Cabell Morris at (312) 558-5609 to provide notice of the effectiveness of the Registration Statement or with any questions regarding this request. Thank you for your assistance in this matter.

Respectfully submitted,

Medley LLC

/s/ John D. Fredericks
General Counsel
Medley LLC

cc:	R. Cabell Morris